CUSIP No. 505862-10-2	SCHEDULE 13D (Amendment No. 3)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Lafarge North America Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
505862-10-2
(CUSIP Number)
Michael Griffiths
President & Chief Operating Officer
Kilmer Van Nostrand Co. Limited
40 King Street West
Suite 2700
Toronto, Ontario, Canada M5H 3Y2
(416) 635-6100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	505862-10-2

1	NAMES OF REPORTING PERSONS: Kilmer Van Nostrand Co. Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0040359

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	505862-10-2

1	NAMES OF REPORTING PERSONS: Kilmer LCW Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	505862-10-2

1	NAMES OF REPORTING PERSONS: Lawrence M. Tanenbaum

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	505862-10-2

1	NAMES OF REPORTING PERSONS: Judith S. Tanenbaum

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 505862-10-2	SCHEDULE 13D (Amendment No. 3)
     The statement on Schedule 13D dated October 30, 2005, relating to the common stock, par value $1.00 per share (the “Common Stock”), of Lafarge North America Inc., a Maryland corporation (the “Company”), as amended by Amendment No. 1 thereto dated March 16, 2006 and Amendment No. 2 thereto dated April 24, 2006 (as so amended, the “Schedule 13D”), is hereby amended as set forth in this Amendment No. 3 (this “Amendment No. 3”). This Amendment No. 3 is being filed jointly by Kilmer Van Nostrand Co. Limited (“KVN”), Kilmer LCW Limited (“LCW”), Lawrence M. Tanenbaum (“Tanenbaum”) and Judith S. Tanenbaum (together, the “Reporting Persons”) to report certain recent developments with respect to the Tender Offer and Merger, as defined below. As a result of such developments and the dispositions described herein, each of the Reporting Persons are now deemed the beneficial owner of less than 5% of the Common Stock of the Company.
     This Amendment No. 3 should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment No. 3, all information set forth in the Schedule 13D is unaffected hereby.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following:
     The funds used to finance the exercise of the Warrant, as defined below, were borrowed on a short-term basis from the Bank of Montreal, at current market terms, and repaid on May 16, 2006.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
     As previously reported, the Reporting Persons heretofore were the beneficial owners of a warrant to purchase 4,400,000 shares of Common Stock (the “Warrant”) of the Company and Lawrence M. Tanenbaum heretofore was the owner of 11,000 nonemployee director options (“Director Options”) that were convertible into 11,000 shares of Common Stock. Also as previously reported, on April 24, 2006, Lafarge S.A. (“Lafarge”) announced that, in connection with its previously-announced tender offer for shares of the Company’s Common Stock that Lafarge does not already own through its wholly-owned subsidiary Efalar Inc. (the “Tender Offer”), it would increase the cash price in the Tender Offer to $85.50 per share of Common Stock.
     On May 15, 2006, LCW transferred the Warrant to KVN and the exercise of the Warrant became effective and unconditional. Upon payment that day of the exercise price in respect of the Warrant, 4,400,000 shares of Common Stock (the “Warrant Shares”) were issued to KVN and 525,000 of the Warrant Shares were thereupon transferred to an unrelated person. All of the Warrant Shares (including those that had been transferred to the unrelated person) were thereupon tendered to the Tender Offer pursuant to previously issued Notices of Guaranteed Delivery. On May 15, 2006, Lafarge announced that it had successfully completed the Tender Offer.

CUSIP No. 505862-10-2	SCHEDULE 13D (Amendment No. 3)
     On May 16, 2006, upon completion of the Tender Offer, at which time Lafarge owned in excess of 90% of the outstanding Common Stock on an as-converted basis, Lafarge announced that it had completed its acquisition of the remaining shares of the Company by completing a short-form merger of the Company (the “Merger”) with one of Lafarge’s wholly-owned subsidiaries. The Merger was effective on May 16, 2006. At the effective time of the Merger, each issued and outstanding share of Common Stock not owned by Efalar Inc., including the shares of Common Stock issuable upon the exercise of the Director Options, converted into the right to receive $85.50 per share (less the exercise price in the case of options to purchase shares of Common Stock). As a result of the foregoing transactions, the Director Options were effectively exercised and on or about May 19, 2006 Mr. Tanenbaum will receive $557,610, the difference between $85.50 and the exercise prices of the Director Options.
     Except as described in this Amendment No. 3, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated:
(a) As of May 16, 2006 and upon completion of the transactions described above in Item 4, the Reporting Persons owned no shares of Common Stock.
(b) As of May 16, 2006, the Reporting Persons have voting power over no shares of Common Stock.
(c) Transactions for the 60 days prior to the date of this Schedule 13D:

	Transaction	Quantity of
Reporting Person	Date	Common Stock	Type of Transaction	Price Per Share

KVN	5/15/2005	4,400,000	Exercise of the Warrant into Common Stock	$29.00

KVN	5/15/2005	4,400,000	Exchange of Common Stock for cash pursuant to Tender Offer	$85.50

	Transaction	Quantity of
Reporting Person	Date	Common Stock	Type of Transaction	Price Per Share

Tanenbaum	5/16/2005	11,000	Exercise of Director Options	Average Exercise Price of $34.80 per share*

Tanenbaum	on or about 5/19/2005	11,000	Exchange of Director Options to receive cash pursuant to the Merger	$85.50
(d) Not applicable.
(e) As a result of the dispositions described herein, each of the Reporting Persons are now deemed the beneficial owner of less than 5% of the Common Shares of the Company.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended to add the following:
Exhibit 1. Press Release of Lafarge S.A., dated May 15, 2006.
Exhibit 2. Press Release of Lafarge S.A., dated May 16, 2006.

*	Director Options were granted on various dates and exercise prices. See Form 4 filed with the Securities and Exchange Commission on May 16, 2005 by Tanenbaum.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

KILMER VAN NOSTRAND CO. LIMITED

Date:	May 19, 2006	/s/ LAWRENCE M. TANENBAUM

		Name:	Lawrence M. Tanenbaum
		Title:	Chairman and Chief
Executive Officer

KILMER LCW LIMITED

Date:	May 19, 2006	/s/ LAWRENCE M. TANENBAUM

		Name:	Lawrence M. Tanenbaum
		Title:	President

LAWRENCE M. TANENBAUM

Date:	May 19, 2006	/s/ LAWRENCE M. TANENBAUM

		Name:	Lawrence M. Tanenbaum

JUDITH S. TANENBAUM

Date:	May 19, 2006	/s/ JUDITH S. TANENBAUM

		Name:	Judith S. Tanenbaum
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)